Filed by Hologic, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Cytyc Corporation

Commission File No.: 000-27558

Hologic, Inc. (HOLX)

The Needham & Company 6th Annual Biotechnology & Medical Technology Conference

June 14, 2007

<<Dalton Chandler, Analyst, Needham & Company>>

I think Glenn you are going to kick it off.

<<Glenn Muir, Chief Financial Officer>>

Thank you Dalton. Good morning, welcome to the Hologic presentation. Let me just start right in, we have a number of slides here, we have expanded our safe harbor disclosures for you benefit, so if you could please try to read along with me, we will be making some forward-looking statements this morning and please refer to our latest SEC filings for further information on risk factors, let me just look right through some of this please.

Hologic has a long history of innovations starting in 1986 when we introduced the first x-ray based bone densitometry for osteoporosis assessment, it quickly became the gold standard in the market place and really fueled our growth throughout the mid 1990s. It was in the latter part of the 1990s, in 1999 that we acquired some very exiting technology, it was a significant technology and that it was a digital detector that was developed by DuPont that we viewed as an entry point for us into a new and tangent market place.

We had focused strongly in bone densitometry, we had built up a very sizable sales and service force especially in the United States and we were looking to move into another radiology market place and we had focused on mammography and specifically digital mammography, this digital detector was very unique and that it employed a direct conversion technology, we acquired the technology, the facility, the people, the patent, the entire operation in Wilmington, Delaware and setup on constructing a digital mammography system itself, it was a year later that we became very fortunate and that we were able to acquire the Lorad brand of analog or film based mammography equipment, they were one of leaders in the market place they had an established customer base, but they had the older analog versions.

Our goal was to marry our new digital detector with their base analog housing and to access their customer base and we are very successful in doing that in 2003 we introduced our full field digital mammography system, its called Selenia and it has fueled our revenues and earnings growth for the past three plus years now increasingly on a quarterly basis.

More recently we introduced a very exciting technology for the future called Tomosynthesis, the ability to look 3D at various layers of breast tissue in a mammography exam itself. We have introduced this on our last couple RSNAs, we will talk about this in the presentation its really the future, digital is the platform for their future, Tomosynthesis for us is the next great product generation after our Selenia product line.

And then recently last summer we acquired three companies, R2 in the CAD detection space, Suros for biopsy, and AEG for Selenium Coatings, these are all vertical acquisitions that added product breadth within our platform, within the breast care or mammography area. This is in the summer of 2006 and very recently you maybe aware we are combining with a local company in Massachusetts called Cytyc it is in the Pap-smear business for testing and they have an exciting portfolio of additional products in the interventional and surgical area that we would like to talk about today.

Just an overview of Hologic, 95% of our business today is in the breast health mammography and densitometry area. We are the technology leader, we have best of class products we sell our products at a premium in the marketplace and because of this we have a leading market share in both mammography and osteoporosis detection. But when we think about Hologic we really think about the major opportunity, which is digital mammography, this is a large emerging market today it’s under penetrated, we are seeing a conversion as radiologists move from the old way of imaging of performing mammograms, which is the analog or film based to that of digital and we are very early on in the cycle and we will talk a bit about that as well. Our growth rate has been greater than 50% per year for the past few years now, driven by this opportunity in digital mammography.

Real briefly one slide on financials if I could, our Q2 performance on a quarter ended March 31st it was another record for revenues and earnings, it was our 13th consecutive quarter in a row where we posted increasing revenues and earnings. Revenues were a 180 million, there were up 79% over the prior quarter of the prior year, another record for earnings as well almost $34 million, that was up 94% from the prior year and our backlog was over $200 million, another strong growth quarter for us. We indicated in the conference call that we are looking for another strong quarter again in the June quarter. Our quarter ends June 30th, at the end of this month.

Our largest segment is the mammography breast care segment, it’s almost 80% of our revenues today, we are the technology leader. We have installed worldwide 13,000 systems, that’s a third of the worldwide market for mammography systems, so we’re the leader, we’re the recognized brand in the world of mammography today. In the United

States, we have over 50% market share and that’s really been driven by the adoption of digital. In the old days, our analog share was about 40% to 45%. We shared the leadership with General Electric and it’s really the digital world where the real differences in image quality are becoming to be perceived and more important that we’re getting a real uptake in our market share.

If we look at the revenues in this segment for a moment, the first half of ‘07, the six months ended March 31st, our revenues for mammography breast care were 270 million, that’s up 99% from the first half of FY ‘06 and it’s also up 77% from the entire fiscal 2005, so we can see the kind of growth that we’re seeing today from this digital marketplace. Our product in this space is our LORAD Selenia product, this slide just indicates the number of systems that we’ve been selling, 555 sold in FY ‘06. But we sold 228 in the March quarter alone, so there’s a huge uptake in Selenia, we’re seeing in the market.

The real key to this product and I only touched on this briefly, is the digital detector itself. It is the only direct conversion digital detector on the market for mammography today. All other competitors use an indirect method of conversion, they first convert the X-ray photon to a spetor (Ph.) light, they measure the light. The problem with that is in the direct – or the benefits of the direct conversion is you do get higher image quality, you do get better resolution and you do get higher clarity, all the things that are important to a mammographer today, image is everything and this is why we’re beginning to take additional share in the digital marketplace.

Number of Selania’s sold, it’s been just almost four years, a little bit over three years that we’ve been selling the Selenia product itself. We have about 38% of the worldwide market for digital mammography equipment, there was a pretty strong uptake if you look in the 2006 timeframe and this pretty much coincides with a very influential study that was released in late 2005, the DMIST Study, the Digital Mammography Imaging Screening Trial, 49,000 patients followed over four years in the United States and it concluded there was direct comparison of digital mammography with analog or film mammography and it concluded that digital mammography was significantly better than analog and it was in a subset of women, but it was in an important subset that comprised 65% of the population.

But what we’re seeing driving the adoption are they clinics that need to stay competitive with the hospitals across town and it’s being driven by patient awareness asking clinics that they offer digital today. So since that study has come up we are seeing continued and accelerating interest in the movement to the digital product. And there’s one way we have, especially in the United States to measure our adoption and to measure our market share and it’s actually an FDA scorecard, they have a website that they update every month with the number of mammograph systems that’s installed and used in the United States. And as of June 1st there were 13,500 mammography systems in use in the United States of which 2,700 were digital.

So 20% of the available market at the beginning of June were digital. So we were still at the early stages of our adoption cycle and then mammography for Hologic has always been a replacement market. We’ve been selling the LORAD brand for 25 years. The LORAD brand has been in the marketplace and it’s been very much a replacement market, replacing every seven to 10 years. We’re now at the stage where the digital equipment has accelerated that adoption earlier than you might have thought.

If we think a little bit about the future though, Selenia offers a 2-D image, a digitized 2-D image that compares favorably against an analog 2-D image. You can manipulate, you can magnify it, there’s higher resolution, better clarity, but it’s still a 2-D image. The real future and the real benefits of digital in the future will be a concept we call Tomosynthesis. This is the ability to take a 3-D image of the breast under compression to take a number of different scans of the breast and to use software algorithms to reconstruct the layers of breast tissue and this is important so that the radiologists, the mammographer can peel away those layers of tissue to see what’s underneath.

Today in the U.S. 15 to 20% of women are called back, because that initial mammogram is very difficult to read. And what we want to do is to provide better tools upfront in screening to lower that recall rate and provide better detection and we think Tomosynthesis is the answer. We right now are before the FDA with this product. We have talked about commercializing this product in fiscal year 2008, which for us begins on October 1st; we were on track to commercialize it in the first half of fiscal 2008.

The next slide if I can, is an image under Tomosynthesis whereby we’ll see a [inaudible] movie mode as it scrolls through the various tissues. And if we look, let me advance, if we look at the center of the screen here, we’re now slowly scrolling through various layers of tissue, and under 2-D the radiologist, the mammographer, this would not, nothing would show up. There would be no cause for concern. When we peel through the layer though, we are able to see, small micro-classifications appear. They look like real stacks in just a second here. Here they are. Right on the screen itself.

This is an area of huge concern to the mammographer. This patient would go on to biopsy in order to determine if there is a cancerous region or not. This would have been missed under 2-D. This is the importance of the technology of Tomosynthesis. Let me just shift forward to a couple of the acquisitions we made last summer, the first one being Suros, which offers a breast biopsy excision tool to extract biopsy tissue itself.

The company has been around just three or four years. They built a leading technology in the area of vacuum assisted breast biopsy. It was an important and is an important product for Hologic because we happen to sell the large biopsy table that the patient lies on for a positioning. We provide the XY co-ordinates for the radiologist at the site to extract the tissue. This product is used without a cable. So it’s a natural fit for Hologic.

It’s an exciting product because it’s sold through our radiology channel, the sales force that we’ve built up through the years. When we acquired Suros they were on a 30 some million dollar a year run rate. We are looking at 60 million in revenues this year from this division and in fiscal 2008, we are expecting that to grow 50% to 2009. This product is gaining share against – again against the major competitor because it is a better tool. It’s wider, faster, better fluid management system, it’s getting a lot of traction in the marketplace.

Suros, a month ago introduced another product though and we’re just as excited about this product and it’s an untethered device, so it’s not hooked up to a piece of capital equipment which provides the suction device itself. It’s used not in the radiology area, but rather by breast surgeons for handheld extraction of tissues. So untethered things like ultrasound guidance. It’s a different market but still after breast tissue and still after biopsies. This is just introduced in the April time frame to be sold into breast surgery.

The problem we have or maybe the opportunity is we don’t target the breast surgeon. That’s a market that is not currently targeted by our sales force, and is one of the synergies we’ll talk about in a moment when we talk about our acquisitions of Cytyc. Cytyc has a direct sales force into the breast surgery marketplace, which is their nature. This is simply one example, but just as one of the natural fit for our product line through that expanded sales channel.

If we think about breast biopsies for a moment, there are approximately 34 million mammograms a year, 15% to 20% are called back for a follow-up diagnostic that’s 6 to 7 million call backs of that approximately 1.8 million breast biopsies are performed. On the right hand side of this circle the 700,000 procedures are still the procedures done surgically. This is the market that we want to move to our type of procedures. It is a very invasive procedure to be done by a scalpel.

What we offer is a minimally invasive procedure either by a vacuum assist biopsy product, the ATEC, the first slide I showed, the 500,000 procedures per year or on the left hand side the brand new marketplace that we are entering into the core needle marketplace with our new Celero product. So we are expanding our reach into the biopsy market with new products, new sales channels and the conversion—continued conversion of the surgical market to these minimally invasive technologies.

With that let me kind of launch into this exciting combination we announced just simply two weeks ago, Hologic and Cytyc. And our opportunity we think to create a global leader in women’s healthcare. Just a moment on the overview, we will be transpiring 0.52 shares of Hologic plus $16.50 in cash for every Cytyc share. The value of the deal on May 20th was approximately $6.2 billion. The conversation ratios [indiscernible]. This is a set deal, we are both tied together, it was intentional.

We both believe that the value of the company, the combined companies result in a strong value proposition and the best way to achieve that is to set that value upfront. We firmly believe these two companies are better together. Hologic shareholders will have about 45% of the combined companies, Cytyc 55%.

As we looked at this transaction, it was very important for us that this Cytyc combination follows what we feel are our roles when we think about acquisitions. And number one our deals require, need to be accretive in that first fiscal year, that’s a very important requirement for us. Number two we look for deals that are in our core expertise of women’s health, clearly Cytyc is. It’s a platform company, it’s horizontal to what we are doing today. It’s clearly overlapped in the distribution side. And number three there has to be some kind of long-term strategic value, which we believe there is, especially as we look to the new products that we have in our R&D pipeline and bringing them to market.

Well some of the advantages, strategic advantages. The combined company has 9 number one products within the marketplace. We become a dominant force in women’s health, that’s the type of company that we are trying to create here. These synergies are really in cross selling. Number one to leverage the OB/GYN channel that Cytyc has developed over the year. Number one to create awareness and utilization of our products used. Awareness and utilization of mammographies, specifically digital mammography and bone densitometry testing. But also to leverage that OB/GYN sales force to sell in the future digital mammography and bone densitometry into those practices.

Number two to leverage their surgical and oncology channel and this pretty much is for products that we have in the R&D pipeline that we’ll be bringing out into the future. And then also number three international. Both companies have, I think a huge opportunity outside the U.S., Hologic has 25% of their sales outside the U.S today, Cytyc less than 15%. A big reason for this is our products have their early adoption cycle throughout the world, outside the U.S. And as we continue to build brand awareness we think we can build off of our dealer network and their direct network overseas to expand the product line.

What will we have in the U.S; especially we’ll have over 425 sales people of over 250 service people, proven management team, significant cash-flow generation. When we look to our fiscal ‘08 that begins in just 5 months, we are looking at $450 million of projected EBITDA and as I mentioned we do expect this deal to be accretive to our adjusted EPS in that FY 2008 timeframe.

Here is just an overview of the health care platform that we will be offering in the marketplace. These are best in class solutions. We lead with technology, customers come to expect that from Hologic and Cytyc that’s what we want to continue in the marketplace today. What we have here is a whole list of the various products that we would offer into that woman’s imaging and interventional marketplace.

Just to break it down even a little bit further, there is a whole host of markets that we serve with a whole number of products and just to bring your attention to a few I guess, there is a large worldwide revenue or market size opportunity before us. Some of the higher growth areas, I think we know what they are, number one, breast cancer, that is a high growth area, specifically with the digital mammography product that is from Hologic, but Cytyc as well has some high growth market areas that we are very excited about including [indiscernible], high growth area including permanent contraception and other high growth area. Products that are just coming into the market place today, even in the US, never mind outside the US.

So we are looking at continuing to expand into some of these additional areas with the new products. And at the end of the day we are trying to leverage the OB/GYN channel. I mean we do believe that this is where it all begins, this is where we believe the referrals come from, this is the gatekeeper to women’s health today. Whoever it is whether it is for detection or screening or therapy, the OB/GYN is the starting point and what we have today is products in every major category to help the women to complete that continuum of improved outcome.

A quick slide on our sales coverage. This will be the largest U.S based sales force focused in women’s health on the imaging and intervention side. We think we can through that channel expand our whole product portfolio. One thing we haven’t talked a lot about is the Hologic product pipeline. We just tried to identify a little bit on our chart, some of the future products that we are thinking about. On the left hand side and especially on at the top is Thermosynthesis, we talked a lot about that, everybody is becoming aware of it.

On the right hand side though are the products that Hologic currently has in the pipeline either in oncology or in surgery that we will be bringing to market within the next three years that are not sold in radiology. They are sold in sales channels that today are serviced by Cytyc. So part of the opportunity we have with the Cytyc combination is leveraging their sales, not just the current products that we have, but the products we have in the R&D pipeline.

What does our revenue mix look like? At the top here Hologic we are dominated, ourselves are dominated by digital mammography, at the bottom Cytyc by their Pap business, their Pap business is mature, our digital mammography business is high growth, however when you combine the two companies and you look at the two product that I think are under appreciated today, the 40% of their revenues are in the surgical and interventional side, the NovaSure products, the MammoSite products, the full term products.

When we look at those products and we combine them with digital mammography, we have a company that two thirds of the products are in high growth areas and that’s what we believe will drive this company in the future. At the end of the day, we also have a company that maybe a little bit less lumpy, we Hologic are in the capital equipment business, at the end of the day this company will be 40% capital equipment and 60% consumable or disposable products.

Financial rational, we are multiple platformed for top and bottom line growth. We believe that the picture we are painting here is one of long-term sustainable growth. There is certainly the aspect of scale and efficiency with the combination of these two companies enhanced cash flow, we talked about the accretion. One of our goals is rapid debt repayment, we are incurring $2.2 billion of additional debt to fund the cash portion of the acquisition.

We expect to pay back the pre-payable firm loan within three years. There will be two components of the debt structure, a pre-payable portion and some type of equity link debenture, so the pre-payable portion, we will quickly pay back within that three-year timeframe. If we look at the combination briefly and we take our March quarter, our last quarter and annualize it for a moment, Hologic on the left hand side would have revenues of 724 million, Cytyc of 720 million, very similar size companies, but when we combine the company and we take March and we annualize it for a moment we have a company with over 1.4 billion in revenues with gross margins of 60% and EBITDA this is March quarter annualized of 436 million, so it’s a significant company and efficiency.

What is our opportunity? We’ve talked a little bit about this that comes in a couple of areas, there are cost savings as you would expect if any two public companies coming together, but there is also revenue opportunity than I hit up on some of the highlights with current products that we have, products in the pipeline and also the international expansion.

We did get some guidance a couple of weeks ago when we announced the transaction for FY 2008, which begins on October 1st of this year, for us [ph] we are looking for revenues in excess of 1.7 billion, we are looking for adjusted EPS this is GAAP EPS without amortization of intangibles of $2.35 to $2.40 a share and we are looking at gross margins as 65% and we are looking to build a company with revenue growth sustainable over the long-term of 20% and adjusted EPS growth of 20% plus.

This is my last slide—summary slide, we are trying to build a global on women’s healthcare starting with the product portfolio we have a number of number one products and expanding it through the sales channels that we have built. And with that let me thank you for attending our presentation this mornings and we are at the breakout, just down the room on the left I may have time for a question, but maybe now. We should move on to the breakout, thank you everyone.

Disclaimer Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of Hologic’s products, statements about the timing of the completion of the transaction, the anticipated benefits of the business combination transaction involving Hologic and Cytyc, including future financial and operating results, the expected permanent financing for the transaction, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Hologic and Cytyc caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.

These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties may be unable to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the transaction may involve unexpected costs or unexpected liabilities; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers’ capital spending policies and government funding policies, including third-party reimbursement; realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations. In addition, the transaction will require the combined company to obtain significant financing. While Hologic has obtained a commitment to obtain such financing, including a bridge to the permanent financing contemplated in the presentation, the combined company’s liquidity and results of operations could be materially adversely affected if such financing is not available on favorable terms. Moreover, the substantial leverage resulting from such financing will subject the combined company’s business to additional risks and uncertainties. The risks included above are not exhaustive. The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K and other documents Hologic and Cytyc have filed with the SEC contain additional factors that could impact the combined company’s businesses and financial performance. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties’ expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Investors and Stockholders

Hologic and Cytyc will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. HOLOGIC AND CYTYC URGE INVESTORS AND STOCKHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and stockholders will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Hologic will be available free of charge on the investor relations portion of the Hologic website at www.hologic.com. Documents filed with the SEC by Cytyc will be available free of charge on the investor relations portion of the Cytyc website at www.cytyc.com.

Participants in the Solicitation

Hologic, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Hologic in connection with the merger. The names of Hologic’s directors and executive officers and a description of their interests in Hologic are set forth in the proxy statement for Hologic’s 2006 annual meeting of stockholders, which was filed with the SEC on January 25, 2007. Cytyc, and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. The names of Cytyc’s directors and executive officers and a description of their interests in Cytyc is set forth in Cytyc’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006, which was filed with the SEC on April 30, 2007. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Hologic’s and Cytyc’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use the non-GAAP financial measures “adjusted EPS” and “EBITDA”. Adjusted EPS excludes the write-off and amortization of acquisition-related intangible assets, and tax provisions/benefits related thereto. EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. Neither adjusted EPS nor EBITDA is a measure of operating performance under GAAP. We believe that the use of these non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts. When analyzing our operating performance, investors should not consider these non-GAAP measures as a substitute for net income prepared in accordance with GAAP.